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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                                   NO. 333-71097

PROSPECTUS

                                 $1,000,000,000

                                   INTUIT INC.

                                  COMMON STOCK

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     This prospectus covers up to $1,000,000,000 in shares of Intuit common stock that Intuit may offer and issue from time to time to acquire assets or businesses. Intuit may pay for these assets or businesses with common stock, stock options, cash, notes, assumption of liabilities and/or other forms of payment. Anyone who receives shares of Intuit common stock under this prospectus (and anyone to whom they give shares) may also use this prospectus, with Intuit's permission, to resell the shares.

     The terms for acquiring assets or businesses will be determined by negotiations between Intuit and the owners of the assets or businesses. Shares of Intuit common stock issued to pay for any assets or businesses will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a specific period of time before Intuit delivers the shares.

     Intuit does not expect to pay underwriting discounts or commissions for the shares covered by this prospectus. However, Intuit may pay finders' fees to anyone who assists Intuit in finding assets or businesses to acquire. Anyone who receives a finders' fee may be considered an "underwriter" under the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts.

     Intuit common stock is traded on the Nasdaq National Market under the symbol "INTU." The closing price of Intuit common stock on January 31, 2001 was $39.50.

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     THE OFFERING OF INTUIT COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE
"RISK FACTORS" BEGINNING ON PAGE 3.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES
COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 31, 2001.


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     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR REPRESENT
ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES OR SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

                                TABLE OF CONTENTS
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Forward-Looking Statements................................................     3

Intuit....................................................................     3

Risk Factors..............................................................     3

Securities Covered by this Prospectus.....................................    10

Selected Financial Data...................................................    12

Supplementary Financial Information.......................................    13

Information Concerning Intuit Management..................................    15

Legal Matters.............................................................    15

Experts...................................................................    15

Where You Can Find More Information.......................................    15

Documents Incorporated by Reference.......................................    16
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     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION
THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE UPON ORAL OR WRITTEN REQUEST TO INTUIT INC., INVESTOR RELATIONS, 2632 MARINE WAY, MAILSTOP 7-1086, P.O. BOX 7850, MOUNTAIN VIEW, CALIFORNIA 94039-7850, AND TELEPHONE NUMBER (650) 944-2713. TO BE SURE THAT THE DOCUMENTS ARRIVE ON TIME, YOU SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE YOU MAKE YOUR INVESTMENT DECISION.



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                           FORWARD-LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding Intuit's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this Prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Intuit will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect Intuit's future results and performance are described in "Risk Factors," below. Additional information about factors that could affect Intuit's future results and events is included in Intuit's reports filed with the SEC and incorporated by reference in this prospectus.

                                     INTUIT

Intuit develops, sells and supports small business accounting and management, tax preparation and consumer finance desktop software products, financial supplies (such as computer checks, envelopes and invoices) and Internet-based products and services for individuals and small businesses. Our products and services are designed to automate commonly performed financial tasks and to simplify the way individuals and small businesses manage their finances and businesses. Intuit commenced operations in March 1983 and was incorporated in California in March 1984. In March 1993, Intuit was reincorporated in Delaware. Our principal executive offices are located at 2535 Garcia Avenue, P.O. Box 7850, Mountain View, California 94039-7850. Our telephone number is (650) 944-6000.

                                  RISK FACTORS

     This offering involves a high degree of risk. Anyone who may receive common stock under this prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this prospectus and any prospectus supplement.

COMPANY-WIDE FACTORS THAT COULD AFFECT FUTURE RESULTS

     Our revenue and earnings are highly seasonal, which causes significant quarterly fluctuations in our revenue and net income. Several of our businesses are highly seasonal - particularly our tax business, but also small business and consumer finance to a lesser extent. This causes significant quarterly fluctuations in our financial results. Revenue and earnings are usually strongest during the quarters ending January 31 and April 30. We experience lower revenues, and often significant operating losses, in the July 31 and October 31 quarters.

     Acquisition-related charges and gains and losses related to marketable securities and other investments can cause significant fluctuation in our net income. Our recent acquisitions have resulted in significant expenses, including amortization of purchased software, goodwill and intangibles, and charges for in-process research and development. Acquisition-related expenses were $80.9 million in fiscal 1998, $100.7 million in fiscal 1999, $168.1 million in fiscal 2000 and $42.7 million in the first quarter of fiscal 2001. Additional acquisitions (including our acquisitions of EmployeeMatters Inc. and Apps.com in the second quarter of fiscal 2001) and any premature impairment of the value of purchased assets, could have a significant negative impact on future operating results. Our investment activities also impact our net income. We recorded pre-tax gains and losses from marketable securities and other investments of a gain of $579.2 million in fiscal 1999, a gain of $481.1 in fiscal 2000 and a loss of $3.9 million in the first quarter of fiscal 2001. These amounts reflect net realized gains and losses on sales of certain marketable securities during the periods indicated, as well as unrealized quarter-to-quarter gains and losses due to price fluctuations in securities that we account for as "trading securities." Decreases in the market prices of our trading securities since the beginning of fiscal 2000 have resulted in a significant reduction in our pre-tax income. Future price fluctuations in trading securities, and any significant long-term declines in value of other securities, including investments in private companies, could reduce our net income in future periods.



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     If we do not continue to successfully develop new products and services in a timely manner, our future financial results would suffer. The development of products and services is a complex process involving several risks. Hiring and retaining highly qualified technical employees is critical to the success of our development efforts, and we face intense competition for these employees. Launches of products and services can be delayed for a variety of reasons. Products and services may also have "bugs" that hinder performance, give customers incorrect results and/or damage customer data. These problems can be expensive to fix and can also result in higher technical support costs and lost customers.

     We face intense competition for qualified employees, especially for our Internet-based businesses. Like many of our competitors, we have had difficulties during the past few years in hiring and retaining employees, and we expect to face continuing challenges in recruiting and retention.

     Despite our efforts to adequately staff and equip our customer service and technical support operations, we cannot always respond promptly to customer requests for assistance. We occasionally experience customer service and support problems, including longer than expected "hold" times when our staffing is inadequate to handle higher than anticipated call volume, and a large number of inquiries from customers checking on the status of product orders when shipments are delayed. This can adversely affect customer relationships and our financial performance. For example, during fiscal 2000, some small business customers (particularly QuickBooks Support Network and payroll services customers) experienced inconsistent service levels and delays that led to some negative press attention. In order to improve our customer service and technical support, we must continue to focus on eliminating underlying causes of service and support calls (through product improvements and better order fulfillment processes), and on more accurately anticipating demand for customer service and technical support.

     We face risks relating to customer privacy and security and increasing regulation, which could hinder the growth of our businesses - particularly our Internet-based businesses. Despite our efforts to address customer concerns about privacy and security, these issues still pose a significant risk, and we have experienced lawsuits and negative publicity relating to privacy issues. For example, during fiscal 2000, there have been articles criticizing our privacy practices as they relate to the connectivity of our desktop software to our web sites. We have faced lawsuits and negative press alleging that we improperly shared information about customers with third party "ad servers" for our web sites. A major breach of customer privacy or security by Intuit, or even by another company, could have serious consequences for our businesses - particularly our Internet businesses - including reduced customer interest and/or additional regulation by federal or state agencies. In addition, mandatory privacy and security standards and protocols are still being developed by government agencies, and we may incur significant expenses to comply with any requirements that are ultimately adopted. For example, under the Gramm Leach Bliley Act recently adopted by the federal government, by July 1, 2001 Intuit will be required to provide written notice of its privacy practices to all customers. We must give customers an opportunity to state their preferences regarding Intuit's use of their non-public personal information, and we must honor those preferences. If Internet use does not grow as a result of privacy or security concerns, increasing regulation or for other reasons, the growth of our Internet-based businesses would be hindered.

     We face increasing challenges in maintaining adequate access to retail distribution channels. During the past several years, consolidation among retailers caused a number of large retailers and mass merchandisers to hold significant bargaining power. This has made it challenging for us to negotiate financially favorable terms with retailers. Any termination or significant disruption of our relationship with any of our major distributors or retailers, or a significant unanticipated reduction in sales volume attributable to any of our principal resellers, could result in a significant decline in our net revenue. Also, any financial difficulties of our retailers or distributors could have an adverse effect on our operating expenses if uncollectible amounts from them exceed the bad debt reserves we have established.

     We rely on a single third party vendor to handle all outsourced aspects of our primary retail desktop software product launches. While we believe that using a single outsourcer for our primary retail product launches improves the efficiency and reliability of our product launches, reliance on one vendor can have severe negative consequences if the vendor fails to perform for any reason.


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     Actual product returns may exceed return reserves. We generally ship significantly more desktop products to our distributors and retailers than we expect them to sell, in order to reduce the risk that distributors or retailers will run out of products. This is particularly true for our tax products, which have a short selling season. Like most software companies, we have a liberal product return policy and we have historically accepted significant product returns. We establish reserves for product returns in our financial statements, based on estimated future returns of products. We closely monitor levels of product sales and inventory in the retail channel in an effort to maintain reserves that are adequate to cover expected returns. In the past, returns have not generally exceeded these reserves. However, if we do experience actual returns that significantly exceed reserves, it would result in lower revenue.

     Our recent acquisitions have resulted in business integration challenges. Our recent acquisitions have expanded our product and service offerings, personnel and geographic locations. Integrating and organizing acquired businesses creates challenges for our operational, financial and management information systems. If we do not adequately address issues presented by growth through acquisitions, we may not fully realize the intended benefits (including financial benefits) of these acquisitions.

     We face existing and potential government regulation in many of our businesses, which can increase our costs and hinder the growth of our businesses. Our Internet-based products and services are available in many states and foreign countries. As a result, we may be subject to regulation and/or taxation in many additional jurisdictions, which could substantially slow commercial use of the Internet and growth of our Internet-based businesses. We offer several regulated products and services through separate subsidiary corporations. Establishing and maintaining regulated subsidiaries requires significant financial, legal and management resources. If the subsidiaries fail to comply with applicable regulations, they could face liability to customers and/or penalties and sanctions by government regulators.

     Legal protection for our intellectual property is not always effective to prevent unauthorized use. We rely on a combination of copyright, patent, trademark and trade secret laws, and employee and third-party nondisclosure and license agreements, to protect our software products and other proprietary technology. We do not have significant copy-protection mechanisms in our software because we do not believe they are practical or effective at this time. Current U.S. laws that prohibit copying give us only limited practical protection from software "pirates," and the laws of many other countries provide very little protection. Policing unauthorized use of our products is difficult, expensive and time-consuming and we expect that software piracy will be a persistent problem for our desktop software products. In addition, the unique technology of the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in our desktop and Internet-based products and services.

     We do not own all of the software and other technologies used in our products and service. We have the licenses from third parties that we believe are necessary for using technology that we do not own in our current products and services. It may be necessary to renegotiate with these third parties for inclusion of their technology in any new versions of our current products or in new products. Third party licenses may not be available on reasonable terms, or at all. Other parties occasionally claim that features or content of our products, or our use of trademarks, may infringe their propriety rights. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could. Third parties may assert infringement claims against us in the future, and claims could result in costly litigation, require us to redesign one or more of our products or services, or require us to obtain a license to intellectual property rights of third parties or perhaps to cease marketing affected products and services. Third party licenses may not be available on reasonable terms, or at all.

     The stock market has experienced price volatility that has particularly affected technology companies. These market fluctuations have adversely affected our stock price in the past and may do so in the future. Some of the volatility has resulted from factors such as the seasonality and quarterly fluctuations in our revenue and operating results, announcements of technical innovations, acquisitions or strategic relationships by Intuit or its competitors, changes in earnings estimates by analysts and changes in market conditions in the computer hardware and software industries. However, volatility may also be unrelated to our operating performance or the business environment in which we operate.


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FACTORS RELATING TO COMPETITION

     We face competitive pressures in all of our businesses, which can have a negative impact on our revenue, profitability and market position. In all our businesses, we face continual risks that competitors will introduce better products and services, reduce prices, gain better access to distribution channels, increase advertising (including advertising targeted at Intuit customers), and release new products and services before we do. Any of these competitive actions (particularly any prolonged price competition) could result in lower net revenue and/or lower profitability for Intuit. They could also affect our ability to keep existing customers and acquire new customers, which is particularly important for our Internet-based products and services.

     In the small business area, we face a wide range of competitive risks that could impact our financial results. For example, in online payroll, the competitive landscape is changing quickly and we could lose some competitive advantage if other companies begin offering online payroll services that integrate with desktop and/or web-based accounting software. As another example, our financial supplies business continues to experience pricing pressures from many of our competitors. While we have been able to offset some of the impact of price competition by improving operational efficiencies and customer service, ongoing price pressures could result in lower revenue and profitability for our supplies business.

     Intense competition in the consumer tax preparation software business can cause us to reduce prices, which can impact our revenue, profitability and competitive position. During the 1999 tax season (our fiscal 2000), we reduced prices for our Quicken TurboTax product line in response to aggressive pricing by H&R Block and Microsoft. This resulted in significantly lower average selling prices. Although Microsoft ultimately withdrew from the desktop consumer tax preparation software segment during the 1999 tax season, they may offer competitive products and services, either directly or indirectly, on the desktop and/or via the web, in 2000 and future tax seasons. In addition, there are other formidable current and potential competitors in the private sector, and we also face potential competition from publicly-funded government entities seeking to competitively enter private markets in the United States for consumer electronic financial services. Accordingly, we expect competition to remain intense during fiscal 2001.

     Our consumer finance products face aggressive competition that could limit future growth. Our Quicken products compete directly with Microsoft Money, which is aggressively promoted and priced. We expect competitive pressures for Quicken to continue, both from Microsoft Money, and from web-based personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. These pressures could ultimately result in a decline in revenue and profitability for our Quicken product line. There are many competitors for our Internet-based consumer finance products and services. The number of competitors has increased in recent years as more companies expand their businesses onto the Internet. However, we expect that the general downturn in Internet and technology stocks since March 2000 will result in significant consolidation, with fewer, but more financially sound, competitors surviving. This could make it more difficult for us to compete effectively.

     Products and services offered to consumers by government agencies may increasingly overlap with products and services offered by Intuit and others in the private sector, and could have a significant negative impact on our future financial results. Government agencies are increasingly using public funds to offer commercial products and services to consumers that are duplicative of those provided by private sector companies, including Intuit. For example, some federal and state tax agencies have begun to expand their mission by offering individual taxpayers electronic tax preparation and filing services similar to those currently offered by Intuit and others at a low cost. In addition, a growing number of firms are providing web-based tax filing services at no cost to lower income taxpayers through "Digital Divide" public service initiatives, such as Intuit's Quicken Tax Freedom Project, offering additional competition. Another example of the trend for government agencies to provide private sector products and services is the U.S. Postal Service's offering of electronic bill payment services to consumers. Although some governmental agencies have begun taking steps to reverse this trend by abandoning previous plans to provide electronic commerce products and services, future administrative, regulatory or legislative activity in this area could adversely impact Intuit and other companies that provide software and electronic financial services. Intuit is actively working with others in the private sector, as well as with federal and state government officials, to help clarify the appropriate role for government agencies in the electronic commerce marketplace.


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FACTORS AFFECTING OUR INTERNET-BASED BUSINESSES GENERALLY

     If we do not continue to successfully refine and update the business models for our Internet-based products and services and other emerging businesses, and operationally support these businesses, the businesses will not achieve sustainable financial viability or broad customer acceptance. Our business models for our Internet-based businesses and other emerging businesses have more complex and varied revenue streams than our traditional desktop software businesses. For these businesses to become and remain economically viable, we must continually refine their revenue models to reflect the evolving economic circumstances. These businesses also depend on a different operational infrastructure than our desktop software businesses, and we must continually develop, expand and modify internal systems and procedures to support these businesses. In particular, our web-based tax preparation and electronic filing services must continue to effectively handle extremely heavy customer demand during the peak tax season. If we are unable to meet customer expectations in a cost-effective manner, it could result in lost customers, negative publicity, and increased operating costs, which could have a significant negative impact on the financial and market success of these businesses.

     The market pressure to launch Internet-based products and services quickly may lead to lower product quality. The development process for Internet-based products is more rapid, less predictable, and shorter than for our desktop products. Getting Internet-based products and services launched quickly is crucial to competitive success, but this time pressure may result in lower product quality, dissatisfied customers and negative publicity, as well as additional expenses to fix bugs.

SPECIFIC FACTORS AFFECTING OUR SMALL BUSINESS DIVISION

     If we cannot fully and successfully implement our announced QuickBooks Internet Gateway Services in a timely fashion, we may be unable to sustain these services as a successful business. Development of some of the announced QuickBooks Internet Gateway services has not yet been completed. Intuit and the third-party service providers of these services could face technological difficulties, financial difficulties and other problems that could delay or prevent implementation of the QuickBooks Internet Gateway Services, which in turn could delay or prevent us from recognizing contractually committed revenues to the extent that recognition of such revenue depends on implementation with the customer.

     If our QuickBooks Internet Gateway services do not achieve and maintain acceptance by customers and the third-party vendors who provide these services, they will not generate long-term revenue growth or profitability. We must meet customer and vendor expectations in delivering our QuickBooks Internet Gateway services. If we do not meet these expectations, we may not be able to maintain the third party vendor relationships that are necessary to allow us to provide services desired by customers. If we experience significant failures in meeting expectations and maintaining important relationships, our ability to expand our QuickBooks Internet Gateway services will be jeopardized. Intuit is refining its approach to selecting and working with QuickBooks Gateway vendors, and we are in the process of ending relationships with several of our alliance companies where the business results are not meeting our expectations or theirs. To retain other relationships, we could be required to adapt them in ways that are less attractive to us, financially or otherwise. In addition, QuickBooks Internet Gateway Services are currently available only to customers using QuickBooks 2000 (introduced in January 2000) or QuickBooks 2001 (introduced in December 2000). Customer upgrade rates to QuickBooks 2000 were lower than historical upgrade levels, which impacted the growth of the potential customer base for these services. It is too early to predict upgrade rates for QuickBooks 2001.

     In order to expand our customer base in the payroll services business, we must continue to improve the efficiency and effectiveness of our payroll processing operations and streamline customer activations for our Deluxe online payroll processing service. The payroll processing business involves a number of business risks if we make errors in providing accurate and timely payroll information, cash deposits or tax return filings, including our incurring liability to customers, additional expense to correct product errors and loss of customers. For our Internet-based services (the Deluxe service, as well as the online Basic service), we must improve our operations to give customers more reliable connectivity to our data center to transmit and receive payroll data and tax tables. In order to expand the customer base for our Deluxe payroll service, we must continue to focus on streamlining the service activation process for new customers.


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     Our financial supplies business relies on a single vendor to print all check and other imprinted products. The products provided by this vendor accounted for about 75% of our supplies revenue in fiscal 1999 and 2000. If there are any problems with the vendor's performance, it could have a material negative impact on sales of supplies and on Intuit as a whole.

SPECIFIC FACTORS AFFECTING OUR TAX DIVISION

     Intense competition in the consumer tax preparation software business can cause us to reduce prices, which can impact our revenue, profitability and competitive position. During the 1999 tax season (our fiscal 2000), we reduced prices for our Quicken TurboTax product line in response to aggressive pricing by H&R Block and Microsoft. This resulted in significantly lower average selling prices. Although Microsoft ultimately withdrew from the desktop consumer tax preparation software segment during the 1999 tax season, they may offer competitive products and services, either directly or indirectly, on the desktop and/or via the web, in 2000 and future tax seasons. In addition, there are other formidable current and potential competitors in the private sector, and we also face potential competition from publicly-funded government entities seeking to competitively enter private markets in the United States for consumer electronic financial services. Accordingly, we expect competition to remain intense during fiscal 2001.

     Significant problems or delays in the development of our tax products would result in lost revenue and customers. The development of tax preparation software presents a unique challenge because of the demanding annual development cycle required to incorporate unpredictable tax law changes each year. The rigid development timetable increases the risk of errors in the products and the risk of launch delays. Any major defects could lead to negative publicity, customer dissatisfaction and incremental operating expenses - including expenses resulting from our commitment to reimburse penalties and interest paid by consumer customers due solely to calculation errors in our products. Although we have not experienced tax product launch delays in recent years, including the current year, a late product launch could cause our current and prospective customers to choose a competitor's product for that year's tax season. This would result in lost revenue in the current year and would make it more difficult for us to sell our products to those customers in future tax seasons.

SPECIFIC FACTORS AFFECTING OUR CONSUMER FINANCE DIVISION

     The long-term viability of Quicken.com and our other Internet-based personal finance services will depend on our ability to increase our customer base as quickly as possible, get greater participation by financial institutions, and expand the depth and breadth of our offerings in order to differentiate ourselves from other Internet-based personal finance service providers. Growth in customers and traffic is crucial for our Quicken.com site and its ability to generate advertising revenue, but traffic can vary significantly from month to month due to seasonal trends, site performance, performance of the major stock market indices and other factors. Monthly Quicken.com page views have varied dramatically over the past year, from approximately 150 million in July 1999, to a peak of over 300 million in March 2000, back down to slightly under 200 million in July 2000, and approximately 160 million in December 2000. Although most financial and investment-oriented sites have experienced significant page view declines during the past six to nine months due to market conditions, Quicken.com has been more severely impacted than some other sites with a similar focus. Continued expansion and customer use of Quicken.com and our other personal finance websites will require us to improve site performance, and the scalability and reliability of the underlying technology, to reduce the length and frequency of service interruptions. It will also require us to establish and maintain relationships with key Internet portals, distributors and content providers, and our distribution relationships require us to make significant financial commitments to these companies. For example, our agreement with Excite@Home currently calls for us to share certain revenue generated from our Quicken.com site and our agreement with America Online is requiring us to make significant guaranteed payments to America Online over the term of the agreement. Due to the constantly evolving business environment in which we operate, and the changing priorities and economic circumstances of Intuit and our business allies, we may be required to adapt some of our relationships in ways that are less attractive to us (financially or otherwise) in order to continue benefiting from those relationships. Adding more high-quality content is also crucial to our efforts to continue expanding our Quicken.com customer base and to differentiate our site from other personal finance sites. This may require us to invest significant resources in research and development, strategic relationships and/or acquisitions.


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     Our mortgage business is subject to interest rate fluctuations and operational risks that could result in further revenue declines. Increases in mortgage rates and other interest rates have adversely affected our mortgage business, contributing to a significant revenue decline from fiscal 1999 to fiscal 2000. If mortgage interest rates continue to rise, this may continue to impact the volume of closed loans and applications - particularly our most interest-rate sensitive products such as conventional loans and refinancing loans. FHA loans and home purchase mortgages tend to be less mortgage-rate sensitive. Fluctuations in non-mortgage interest rates also create risks with respect to the loans on our balance sheet and impact our cost of funds to provide loans. In addition, our ability to successfully streamline the online application, approval, and closing process will have a significant impact on our ability to attract customers to our mortgage service, and on our ability to continue increasing the percentage of our mortgage revenue generated through the online channel compared to branch offices. We must also maintain relationships with certain banks and other third parties who we will rely on to provide access to capital, and later, service the loans. If we are unable to do so, it could have a negative impact on our mortgage business and on Intuit's financial results.

     The viability of electronic bill management services will require widespread consumer and biller adoption, which may still be years away. The financial success of our bill management services will depend on a number of factors, including timely and cost-effective completion of ongoing development efforts, and adoption and participation rates by customers and financial institutions, including billers. We have not yet completed our development efforts for electronic bill payment and presentment services, and widespread consumer and biller adoption may still be years away. Failure of consumers and billers to widely adopt electronic bill payment and presentment would have a material negative effect on our business.

SPECIFIC FACTORS AFFECTING OUR INTERNATIONAL DIVISION

     Business conditions in international markets, other risks inherent in international operations, and changes in our business model in Europe, may negatively impact our financial performance. Conducting business internationally involves many risks, including potential volatility in the political and economic conditions of foreign countries; difficulties in managing operations in different locations (including hiring and retaining management personnel); a product development process that is often more time-consuming and costly than in the U.S. due in part to "localization" requirements; fluctuations in foreign currency exchange rates; and unanticipated changes in foreign regulatory requirements. For example, the economic situation in Japan had a negative impact on international revenue and profits during fiscal 1998 and 1999. We experienced product launch delays in Germany in fiscal 1998 and fiscal 1999, which contributed to revenue declines in certain quarters. In addition, the shift in our business model in Germany has led to declining revenues for us in the markets served by our partner.


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


                      SECURITIES COVERED BY THIS PROSPECTUS

     This prospectus covers shares of common stock that Intuit may issue from time to time in connection with acquisitions of assets or businesses. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

     The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between Intuit's representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of Intuit's common stock issued in any such acquisition will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares. Intuit does not expect to pay underwriting discounts or commissions, although Intuit may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

     In an effort to maintain an orderly market in the common stock or for other reasons, Intuit may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. Intuit anticipates that, in general, negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

     Anyone who receives shares of Intuit's common stock under this prospectus, and their donees, may also use this prospectus, with Intuit's prior consent, to resell the shares. Intuit's consent may be conditioned upon the agreement of the selling stockholders not to offer more than a specified number of shares following supplements or amendments to this prospectus, which Intuit may agree to use its best efforts to prepare and file at certain intervals. Intuit may require that selling stockholders sell their shares in an organized manner through securities dealers.

     From time to time, selling stockholders may use this prospectus to sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in these transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). Intuit and such selling stockholders may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Selling stockholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel about the legal requirements for such sales.

     Intuit may agree to pay some of the costs and expenses of the registration of the shares of common stock offered by this prospectus, except that the selling stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares.

     Intuit may agree to keep the registration statement relating to the offering and sale by the selling stockholders of the shares of common stock continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

                             SELECTED FINANCIAL DATA

     The following table shows selected consolidated financial information for Intuit for the fiscal years ended July 31, 1996, 1997, 1998, 1999 and 2000 and the three months ended October 31, 1999 and 2000. The income statement and balance sheet data for and as of the fiscal years ended July 31, 1996, 1997, 1998, 1999 and 2000 are derived from the audited consolidated financial statements of Intuit for those periods. The selected financial data for the three months ended October 31, 1999 and 2000 and as of October 31, 2000 are derived from the unaudited consolidated financial statements of Intuit for those periods. All financial data derived from unaudited financial statements reflect, in the opinion of Intuit's management, all adjustments necessary for a fair presentation of the data. Results for the three months ended October 31, 2000 do not necessarily indicate the results that we expect for any other interim period or for the year as a whole. The comparability of the information is affected by a variety of factors, including Intuit's acquisitions and dispositions of businesses and gains and losses related to marketable securities and other investments. Historical information has been restated to reflect the acquisitions of Rock Financial Corporation and Title Source, Inc. as a pooling of interests in December 1999. To better understand the information in the table, investors should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included in the various reports that are incorporated in this prospectus by reference. See "Documents Incorporated by Reference."

                                                                                                        THREE MONTHS
                                                                                                            ENDED
                                                            YEARS ENDED JULY 31                          OCTOBER 31
                                            -----------------------------------------------------   ---------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA    1996        1997       1998       1999        2000        1999        2000
                                           --------    --------   --------   --------   ----------   --------    --------
(In thousands, except per share data)
Net revenue as restated ................   $567,173    $649,745   $689,282   $940,435   $1,093,825   $176,928    $187,522
Income (loss) from continuing operations    (12,351)      8,590      6,182    386,564      305,661    (91,257)    (91,195)
Net income (loss) ......................    (18,695)     79,830      6,182    386,564      305,661    (65,861)    (33,765)
Basic income (loss) per share from
continuing operation....................      (0.09)       0.06       0.04       2.02         1.52      (0.33)      (0.16)
Basic net income (loss) per share ......      (0.13)       0.54       0.04       2.02         1.52      (0.33)      (0.16)
Diluted net income (loss) per share from
  continuing operations ................      (0.09)       0.06       0.04       1.93         1.45      (0.33)      (0.16)
Diluted net income (loss) per share ....   $  (0.13)    $  0.53   $   0.04    $  1.93    $    1.45    $ (0.33)    $ (0.16)

                                                          AS OF JULY 31                        AS OF OCTOBER 31
                                        -------------------------------------------------   -----------------------
CONSOLIDATED BALANCE SHEET DATA            1996         1997         1998         1999         2000         2000
                                        ----------   ----------   ----------   ----------   ----------   ----------
(In thousands)
Cash, cash equivalents and short-term
  investments .......................   $  201,307   $  217,046   $  414,564   $  859,355   $1,467,173   $1,371,384
Marketable securities ...............        5,954         --        499,378      431,319      225,878      154,647
Working capital .....................      179,390      253,172      632,713      842,213    1,321,957    1,222,270
Total assets ........................      518,379      808,104    1,727,584    2,477,460    2,878,902    2,858,423
Long term obligations ...............        5,583       38,323       36,045       36,614          538       18,505
Total stockholders' equity ..........   $  311,581   $  430,169   $1,127,943   $1,561,388   $2,071,289   $2,071,567

                       SUPPLEMENTARY FINANCIAL INFORMATION

     The following tables show our unaudited quarterly consolidated statement of operations data for the four quarters of fiscal 1999 and 2000 and the first quarter of fiscal 2001. We believe that this information has been prepared on the same basis as our audited consolidated financial statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the selected quarterly information. Our quarterly results of operations for these periods do not necessarily indicate the results that we expect for any other period. We accounted for the acquisitions of Rock and Title Source as a pooling of interests for accounting purposes and have restated all previously reported amounts to reflect the effect of the pooling. To better understand the information in the table, investors should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included in the various reports that are incorporated in this prospectus by reference. See "Documents Incorporated by Reference."

                                                         FISCAL 1999 QUARTER ENDED
                                           ----------------------------------------------------
                                                   OCTOBER 31                JANUARY 31
                                           -------------------------    -----------------------
                                                      AS PREVIOUSLY               AS PREVIOUSLY
                                           RESTATED      REPORTED       RESTATED    REPORTED
                                           ---------  -------------     --------- -------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue ............................   $ 136,881    $ 111,968       $ 373,733   $ 345,951
Cost of revenue ........................      40,801       37,019          72,131      67,712
All other costs and expenses ...........     157,886      143,020         191,287     172,592
Net income (loss) ......................     (44,895)     (49,190)         93,125      89,857
Basic net income (loss) per share ......       (0.24)       (0.28)           0.49        0.50
Diluted net income (loss) per share ....   $   (0.24)   $   (0.28)      $    0.47   $    0.47

                                                         FISCAL 1999 QUARTER ENDED
                                           ----------------------------------------------------
                                                   APRIL 30                  JULY 31 (1)
                                           -------------------------    -----------------------
                                                      AS PREVIOUSLY               AS PREVIOUSLY
                                           RESTATED      REPORTED       RESTATED    REPORTED
                                           ---------  -------------     --------- -------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue.............................    $ 261,492    $239,701       $ 168,329   $ 149,948
Cost of revenue.........................       55,687      51,955          56,619      52,457
All other costs and expenses............      155,767     142,077         175,692     160,850
Net income (loss).......................       75,351      72,555         262,983     263,327
Basic net income (loss) per share.......         0.39        0.39            1.34        1.41
Diluted net income (loss) per share.....    $    0.37    $   0.37       $    1.29   $    1.35

                                                               FISCAL 2000 QUARTER ENDED                FISCAL 2001
                                        -------------------------------------------------------------- QUARTER ENDED
                                              OCTOBER 31           JANUARY 31   APRIL 30    JULY 31(2)   OCTOBER 31
                                        -----------------------    ----------   ---------   ---------- -------------
                                                         AS
                                                     PREVIOUSLY
                                         RESTATED     REPORTED
                                         ---------    ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue ..........................   $ 176,928    $ 163,058    $ 425,499   $ 329,139   $ 162,259   $ 187,522
Cost of revenue ......................      58,871       57,099       95,555      77,647      59,109      69,881
All other costs and expenses .........     209,314      190,630      247,348     190,979     171,866     208,836
Net income (loss) ....................     (65,861)     (61,729)      57,292     297,085      17,145     (33,765)
Basic net income (loss) per share ....       (0.33)       (0.33)        0.29        1.47        0.08       (0.16)
Diluted net income (loss) per share...   $   (0.33)   $   (0.33)   $    0.27   $    1.39   $    0.08   $   (0.16)

------------------------
(1) Includes a realized pre-tax gain of $422.1 million from the sale of Excite shares, a realized pre-tax gain of $125.3 million from the conversion of Excite common shares to common shares of Excite@Home, and a realized pre-tax valuation loss of $36.7 million at July 31, 1999.

(2) Includes realized pre-tax gains of $505.1 million from sales of Checkfree shares and $15.4 million from sales of Homestore.com shares at July 31, 2000.

                    INFORMATION CONCERNING INTUIT MANAGEMENT

     Information about executive compensation, the principal holders of voting securities, related party transactions and other related matters about Intuit, is included or incorporated by reference in its annual report on Form 10-K for the year ended July 31, 2000. Intuit's annual report on Form 10-K is incorporated by reference into this prospectus. To obtain a copy of this annual report on Form 10-K or any document incorporated by reference into the Form 10-K, contact Intuit at the address or phone number indicated under "Documents Incorporated by Reference."

                                  LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for Intuit by Fenwick & West LLP, Palo Alto, California.

                                     EXPERTS

     The consolidated financial statements and schedule of Intuit appearing in Intuit Inc.'s Form 10-K for the year ended July 31, 2000, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon that is included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements of income, stockholders' equity, and cash flows of Rock Financial Corporation for the year ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon that is included in Intuit's Form 10-K for the year ended July 31, 2000. The report of KPMG LLP refers to a change in method of accounting for software developed for internal use. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Intuit files reports, proxy statements and other information with the SEC. The public can read and copy these materials at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public can also obtain copies of such materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of any fees required by the SEC. The public can obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Intuit Common Stock is quoted for trading on the Nasdaq National Market and, accordingly, the public can read Intuit's reports, proxy statements and other information at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     Intuit has filed with the SEC a registration statement on Form S-4 to register the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information about Intuit, investors should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract or any other document are not necessarily complete. Investors should refer to the copy of such contract or other document filed as an exhibit to the registration statement, as each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of any fees required by the SEC. The registration is also accessible on the SEC's website at http://www.sec.gov.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows Intuit to "incorporate by reference" the information that Intuit files with the SEC. This means that Intuit can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information Intuit files with the SEC will update and supersede this information. Intuit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

     o    Annual report on Form 10-K for the fiscal year ended July 31, 2000.

     o    Quarterly report on Form 10-Q for the quarter ended October 31, 2000.

     o    Current report on Form 8-K filed September 13, 2000.

     o    Current report on Form 8-K filed November 21, 2000.

     o    Current report on Form 8-K filed November 22, 2000.

     o    Current report on Form 8-K filed November 27, 2000.

     o    Current report on Form 8-K filed January 26, 2001.

     o The description of Intuit common stock contained in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating that description.

     o The description of Intuit's preferred stock purchase rights in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating that description.

     SOME OF THE INFORMATION ABOUT INTUIT THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT INTUIT FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, INTUIT INC., 2632 MARINE WAY, MAILSTOP 7-1086, P.O. BOX 7850 MOUNTAIN VIEW CALIFORNIA 94039-7850 (TELEPHONE NUMBER (650) 944-2713). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Intuit files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Intuit after the date of this prospectus.